Becker & Poliakoff, P.A. 45 Broadway, 17th Floor New York, NY 10006 Email: bhuo@beckerlawyers.com Phone: 212 599 3322

January 10, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street NE

Washington, DC 20549

Attention:	Ms. Pearlyne Paulemon
Mr. Jeffrey Lewis
Ms. Jennifer Monick
Mr. David Link

Re:	UY Scuti Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 4, 2024
CIK No. 0002036973

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated December 31, 2024 to Mr. Jialuan Ma, Chief Executive Officer of UY Scuti Acquisition Corp, (the “Company”). On behalf of our client, and as requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are providing this letter setting forth our responses to comments received from the Staff regarding the Amendment No. 1 to Draft Registration Statement on Form S-1 of the Company filed on December 4, 2024 (the “Draft Registration Statement”) and concurrently amending the Draft Registration Statement (the “Amended Draft Registration Statement”) to include revised disclosure to address the Staff’s comments, which Amended Draft Registration Statement has been submitted to the Commission on the date hereof.

For your convenience, we have set forth the Staff’s comments in bold italics, followed by our response, as follows:

Cover Page

1.	We note your response to prior comment 8 and reissue. Please state whether compensation may result in a material dilution of the purchasers’ equity interests. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of all related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K.

We have made the statement and provided the cross-reference on the cover page of the Amended Draft Registration Statement per the Staff’s comment.

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction January 10, 2025 Page 2

The Sponsor, page 5

2.	We note your response and revisions to prior comment 17. Please revise to address the extent to which this compensation may result in a material dilution of the purchasers’ equity interests. See Item1602(b)(6) of Regulation S-K.

We have added additional disclosure relating to dilution on page 5 of the Amended Draft Registration Statement in response to the Staff’s comment.

Business Strategy, page 8

3.	Please revise to indicate the recent stock price for the Qomolangma Acquisition Corp. and the Big Tree Cloud Holdings Limited common stock.

We have added updated disclosure, including the recent stock prices for these entities, on page 8 of the Amended Draft Registration Statement in response to the Staff’s comment.

Initial Business Combination, page 18

4.	We note your response and revisions to prior comment 19. Please disclose the consequences to the SPAC sponsor of not completing an extension of this time period. For example, revise to address what would happen to the founder shares and the private placement warrants if an extension of the time period is not completed. See Item 1602(b)(4) of Regulation S-K.

We have added disclosure on page 18 of the Amended Draft Registration Statement in response to the Staff’s comment.

Founder Shares, page 25

5.	We note your response to prior comment 20. When discussing the founder shares, please revise to describe the conversion of the founder shares at the time of the initial business combination and any related anti-dilution provisions.

We have added language on page 25 of the Amended Draft Registration Statement in response to the Staff’s comment.

Summary

Conflicts of Interest, page 40

6.	We note your response to prior comment 22 and reissue. Under Conflicts of Interest, please disclose the additional conflicts of interest relating to the repayment of loans and reimbursement for any out-of-pocket expenses. Also disclose the potential conflicts of interest arising from the ability to pursue a business combination with a business that is affiliated with your sponsor, directors or members of your management team. See Item 1602(b)(7) of Regulation S-K.

We have added the additional disclosure on page 40 and 41 of the Amended Draft Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction January 10, 2025 Page 3

7.	We note your response to prior comment 23. Please revise your disclosure in this section to clearly state the conflicts of interest with purchasers in the offering. See Item 1602(b)(7) of Regulation S-K.

We have added the additional disclosure on page 41 of the Amended Draft Registration Statement in response to the Staff’s comment.

Dilution, page 43

8.	We note your response to our prior comment 25 and your updated dilution disclosure. Based on your calculation of NTBV for each redemption scenario, it is unclear why your redemption value is $8.93 per ordinary share rather than $10.00 per ordinary share. Please clarify for us why you have used a redemption value of $8.93 per ordinary share. Alternatively, please revise your numerator and/or denominator for each redemption scenario, as applicable, to reflect the redemption amounts to be paid and the number of ordinary shares to be redeemed that are derived from the redemption value, which is initially anticipated to be $10.00 per ordinary share. To the extent you revise your disclosure, please consider your disclosure that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001 in your determination of your maximum redemption threshold for your revised dilution presentation.

We have added additional disclosure on page 43 and 44 of the Amended Draft Registration Statement in response to the Staff’s comment.

Risk Factors, page 51

9.	We note your response and revisions to prior comment 28. However, we continue to note on the cover page a cross reference to Risk Factors — Risks Associated with Acquiring and Operating a Business in China, however, it does not appear to be in the Risk Factors section starting on page 51. Please revise or advise.

We have deleted this reference on the cover page and on page 46 of the Amended Draft Registration Statement per the Staff’s request.

If we seek shareholder approval of our initial business combination . . ., page 58

10.	We note your response to prior comment 30. We also note your disclosures throughout your prospectus that your sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market transactions from public shareholders who have already elected to exercise redemption rights or submitted a proxy to vote against your initial business combination, and that the purpose of such purchases may result in the completion of your initial business combination that may not otherwise have been possible and your disclosure here that the price per share paid may be different than the amount per share a public shareholder would receive for such purchases. Please revise to discuss how any such purchases would comply with Rule 14e-5. Refer to Tender Offer Rules and Schedules C&DI 166.01.

We have revised the disclosure on pages 29, 30, 65 and 66 of the Amended Draft Registration Statement in response to Staff’s comment.

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction January 10, 2025 Page 4

If we are deemed to be an investment company . . ., page 64

11.	We note your response and revision to prior comment 31. We also note your disclosure that if you are deemed to be an investment company, you may have to change operations, wind down or register under the Investment Company Act. In addition, we note your statement that "[i]f [you] do not invest the proceeds as discussed," you may be deemed to be subject to the Investment Company Act. This statement suggests that by investing funds in U.S. government securities or money market funds meeting the conditions of Rule 2a-7 of the Investment Company Act, you will avoid being deemed to be an investment company. Please revise to clarify that you may be deemed to be an investment company at any time, notwithstanding your investment in these securities.

We have revised the statement on page 73 of the Amended Draft Registration Statement in response to Staff’s comment.

Dilution, page 118

12.	We note your responses to our prior comments 33 and 34. Please clarify how your dilution disclosure complies with the requirements in Item 1602(c) of Regulation S-K, or revise.

We have added additional disclosure on pages 126 to 127 of the Amended Draft Registration Statement in response to the Staff’s comment.

Capitalization, page 120

13.	We note your response to our prior comment 36 and your revision to your filing in the As Adjusted column. Please further the number of ordinary shares issued and outstanding, as adjusted from 1,250,000 to 1,677,500 within the line item description, or advise.

We have revised the number in the chart on page 129 of the Amended Draft Registration Statement in response to the Staff’s comment.

Thank you for your time and attention. We believe that our revisions have addressed all of the Staff’s concerns of which we are aware. Should you have additional questions regarding the information contained herein or in the Amended Draft Registration Statement, please contact the undersigned, Bill Huo, Esq., at bhuo@beckerlawyers.com, or Michael Goldstein, Esq. at mgoldstein@beckerlawyers.com.

Very truly yours,

By:	/s/ Bill Huo
Name:	Bill Huo

cc:	Jialuan Ma, Chief Executive Officer